

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

June 15, 2017

<u>Via E-mail</u>
Andrew Kang
President and Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, TX 75201

> **Re:** **Santander Drive Auto Receivables Trust 2014-2**
> **Santander Drive Auto Receivables Trust 2014-3**
> **Santander Drive Auto Receivables Trust 2014-4**
> **Forms 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File Nos. 333-192513-01, 333-192513-02 and 333-192513-03**

Dear Mr. Kang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibits 33.1</u>

1.   We note that each Exhibit 33.1 identified a material instance of noncompliance for Item 1122(d)(3)(i) relating to reports to investors that provided information that was not calculated in accordance with the terms specified in the transaction agreements. We further note your disclosure that Santander Consumer USA Inc. will stop including "Supplemental Servicing Fees" as "other amounts received" for all transactions in the platform beginning with the March 2017 collection period and will retain such amounts as additional servicing compensation. Please tell us whether future distributions to investors will be adjusted to account for the prior overpayments.

Exhibits 35.2

2.   We note that Santander Consumer International Puerto Rico LLC's Item 1123 servicer compliance statements as subservicer for each transaction covered by the Forms 10-K relate to the review of its activities and performance under the original Sale and Servicing Agreements. Please confirm that Santander Consumer International Puerto Rico LLC's servicer compliance statements also cover the Subservicing Agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John Ruckdaschel, Santander Consumer USA Inc.
        Angela Ulum, Mayer Brown LLP